Exhibit 99.1 Corporate Communications

CNH Industrial announces appointment of new Chief Executive Officer

London, November 17, 2020

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) announces the appointment of Scott W. Wine as Chief Executive Officer, effective January 4, 2021. As a proven leader with considerable international experience across a variety of industries, Mr. Wine has a track record of producing exceptional results.

Mr. Wine joins the Company from Polaris Inc. (NYSE: PII) where he was, since 2008, Chief Executive Officer and Chairman and CEO since 2013.

Prior to joining Polaris, Scott Wine held executive positions with United Technologies Corporation, Danaher Corp. and Allied Signal Corp., which became Honeywell International, Inc. after a 1999 merger. He also served as a United States naval officer. Mr. Wine brings extensive expertise in mergers and acquisitions in the U.S.A, Europe and Asia.

“The Board is delighted at the appointment of Scott Wine, given his broad industrial experience and strategic expertise,” said Suzanne Heywood, Chair and Acting Chief Executive Officer, CNH Industrial N.V. “Scott is committed to delivering the strategy that the company outlined at its Capital Markets Day in 2019, including the plan to spin-off its on-highway activities.”

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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